Schneider Electric



April 1st, 2005

SECURITIES AND EXCHANGE COMMISSION
Office of International Corporate Finance
Division of Corporation Finance
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

RE: Schneider Electric S.A.
Submission Pursuant to Rule 12g3-2(b)
File No. 82-3706

Dear Sir or Madam:

On behalf of Schneider Electric S.A. (the "Company"), we hereby submit, pursuant to Rule 12g3-2(b) of the Securities Exchange Act of 1934 (the "Exchange Act"), an English language version and brief description of the following documentation which the Company has made public pursuant to French law, filed with a stock exchange (and which was made public by that stock exchange) or distributed to its securities holders:

- Information published in the BALO:
  - Notice of meeting, BALO n° 31 published on 14 March 2005 (no English translation available)

- Miscellaneous:
- Letter to shareholders (issue # 23) (annex 1).

Pursuant to Rule 12g3-2(b)(4), these materials are not deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act. Furthermore, pursuant to Rule 12g3-2(b)(5), submission of these materials does not constitute an admission for any purpose that the Company is subject to the Exchange Act.

Merlin Gerin
Square D
Telemecanique

Schneider Electric SA
Société anonyme au capital de 1 809 553 416 €
Siège social : 43-45, boulevard Franklin Roosevelt
F-92500 Rueil Malmaison - France
Tél. 33 (0)1 41 29 70 00
Fax 33 (0)1 41 29 71 00

542 048 574 RCS Nanterre
Siret : 542 048 574 01775
Code APE 741 J
N° ident TVA : FR 01 542 048 574



Please do not hesitate to contact the undersigned (collect) at 33.1.41.29.88.33 if you have any questions in respect of this matter. Finally, I would greatly appreciate your acknowledging receipt of this letter and the enclosure by stamping the enclosed copy of this letter and returning it to me in the enclosed self-addressed, stamped envelope.

Very truly yours,



Secretary of the Board
Mr Philippe BOUGON

Annex 1

No. 23
FEBRUARY 2005

Letter to Shareholders



2004 Annual Results



Henri Lachmann
Chairman and CEO

Dear Shareholder,

2004 was a remarkable year for Schneider Electric. We returned to growth in each of our markets, while pursuing our in-depth transformation. Our repositioning in countries and businesses with high growth potential, further productivity gains and disciplined cost management all drove a strong improvement in earnings, which will enable us to substantially increase the dividend.

Organic growth was nearly double that of our markets. This reflects Schneider Electric's significant repositioning, which has given us a new growth profile.

- Our operations in emerging economies now account for 27% of total sales.
- New businesses in Industrial and Building Automation, Secured Power, Ultra Terminal Electrical Distribution and Services represent 36% of sales. These activities generate higher growth than our traditional businesses. Sales of Services, for example, rose 14% during the year. Schneider Electric now ranks second worldwide in Ultra Terminal, an area that is growing twice as fast as our core businesses in Europe and the rest of the world.

At the same time, your Company pursued measures to make operations more efficient. We stepped up our efforts to re-balance costs with resources, launched a supply chain operating plan and continued several major human resources programs.

Actions undertaken in 2004 will be enhanced and intensified under the new² program, which has generated enthusiasm across the Company. Launched on January 13, new² broadens and deepens the work done over the last few years and sets ambitious targets for 2005-2008, notably as concerns organic sales growth, operating margin, return on capital employed and total shareholder return.

Demonstrating its confidence in your Company's growth prospects, the Board of Directors will propose a dividend of € 1.80 before tax credit for 2004 (versus € 1.10 in 2003) at the next Annual Meeting, to be paid in cash on May 17, 2005.

In light of current economic conditions, Schneider Electric has set 2005 targets in line with the Company Program. These targets call for organic growth in sales of 5% to 6% and an improvement in operating income, under IFRS, of around 10%.

Lachmann


Merlin Gerin
Square D
Telemecanique


Schneider
Electric

Building a New Electric World

Full Year 2004 Results

Strong growth in sales and earnings.

new² From *Good to*

Our new Company Program is designed to leverage our potential and position Schneider Electric as a leader in innovative solutions.

Our vision

In the fast expanding New Electric World, Schneider Electric brings customers more safety, more reliability, more performance and more comfort throughout the service life of their installations. We intend to create new opportunities for automation and electricity management while continuing to add intelligence and communication in our products and systems.

Our strategic ambition

Our ambition is to become the essential reference in our industry and the leading provider of fully integrated solutions and services, based on close partnerships with customers and integrators, the most comprehensive range of products, and in-depth expertise in our customers' applications.

Our operational priorities

We have identified significant potential for improvement in three key areas: **Growth, Efficiency and People.**

In the area of Growth, we intend to capitalize on our commercial excellence, accelerate time to market for new products and develop new, less cyclical businesses with high growth potential.

New businesses

- Building and Industrial Automation
- Secured Power
- Services
- Ultra Terminal

36% of sales in 2004

Growth

+8%

with 15% in Services

In the area of Efficiency, we will deliver outstanding customer service, build a world class IT system and re-balance production costs with sales to limit currency exposure and leverage the potential of low-cost countries.

Efficiency plans

- Logistics costs: around 7% of sales
- IT costs: more than 4% of sales



Logistics costs

-2pts

IT costs

-1pt

Concerning People, we will focus even more sharply on safety and professional development. This means improving occupational health and safety, developing talent and unleashing entrepreneurship.

Our commitments

Together, these action plans will allow us to concentrate on customer satisfaction, help employees grow professionally, take on added community responsibility and become our shareholders' preferred investment.

Our new commitments to shareholders are to:

- Be and be perceived as a growth machine.
- Sustain best-in-class profitability over the business cycle.
- Maximize return on capital employed.
- Deliver attractive total shareholder return.

2004 SALES

€10,365 million, up 18% from 2003

Breakdown of sales

By business


Electrical Distribution 63 %
Automation & Control 26 %
Growth Platforms 11 %

By region


North America 24 %
Asia-Pacific 17 %
Rest of the world 7 %
Europe 52 %

OPERATING MARGIN

12.6 % of sales, a 1.1-point improvement

OPERATING INCOME

€1,311 million, up 30%

NET INCOME AFTER GOODWILL AMORTIZATION

€565 million, up 30%

PROPOSED DIVIDEND BEFORE TAX CREDIT

€1,80

Great

Our financial **targets**

Ambitious targets covering four dimensions for 2005-2008

Growth

We will demonstrate that we can:

- Outperform end markets and gain market share.
- Find new growth relays.
- Perform despite business cycles.

Target: **achieve organic** *sales growth* **≥ 5%**

Assuming annual growth of 3% in our end markets

Return on capital employed

We will optimize the use of cash for:

- Internal investment projects.
- Working capital requirements.
- Growth through acquisition.

Target: **Increase ROCE** *by* **2** *to* **4 points**

EBIT margin

We will leverage measures to:

- Re-balance production costs with sales.
- Improve logistics.
- Optimize base costs (IT, processes).

Target: **Achieve an EBIT margin of** *between* **12.5%** *and* **14.5%** *over the business cycle in IFRS.*

Shareholder return

We will:

- Pay out **around 50% of net income before goodwill in dividends.**
- **Leverage the balance sheet,** to obtain a gearing ratio of 30%-40% within **2 years.**

International Financial Reporting Standards *(IFRS)**

Impact on shareholders

When the 2004 financial statements were presented on February 17, 2005, the Company provided a reconciliation between the accounts prepared in accordance with French generally accepted accounting principles and rules (French GAAP) and the accounts prepared in accordance with IFRS. A full set of IFRS accounts will be published for the Annual General Meeting.

The 2004 IFRS accounts are very close to the French GAAP version.

- Operating margin is only slightly lower, at 12.4% compared with 12.6% under French GAAP.
- Net income is higher, at 824 million.
- Shareholders' equity is slightly lower, at € 7,230 million.
- The debt-to-equity ratio is almost identical (6.8% versus 6.3%).

Application of conservative accounting policies has enabled the Company to report almost the same financial performance under the new IFRS standards as under the former system.

*All listed companies in Europe must apply IFRS as of January 1, 2005.

Schneider Electric Share/CAC 40 Index

Share data-february 2005

- Outstanding shares: 226,194,177
- ISIN code: FR0000121972
- Stock market site codes: SU or SCHN
- Traded on the Euronext Paris First Market; eligible for the deferred settlement service
- Par value: €8.00
- Market capitalization: €13.5 billion

Over one year
February 3, 2004 - February 4, 2005


Schneider Electric share price
CAC 40 index
65
60
55
50
45
4300
4100
3900
3700
3500
3300
February 04
April 04
June 04
August 04
October 04
December 04
February 05
Share price in euro
Schneider Electric share
CAC 40
index/ Schneider Electric share price

Investor calendar

February 17, 2005
Full-year 2004 results

May 12, 2005 (3:00 p.m.)
Annual and Extraordinary Shareholders' Meeting at Hotel Concorde Lafayette in Paris

July 29, 2005
Interim 2005 results

October 20, 2005
Third-quarter 2005 sales

Over five years
December 31, 1999 to February 4, 2005


Schneider Electric share price
CAC 40 index
100
80
60
40
20
8000
7000
6000
5000
4000
3000
2000
Dec 99
June 00
Dec 00
June 01
Dec 01
June 02
Dec 02
June 03
Dec 03
June 04
Dec 04
Feb 05
Schneider Electric share
CAC 40
index/ Schneider Electric share price

For further information, shareholders in France may call the following toll-free number:

N° Vert 0 800 20 55 14

www.schneider-electric.com

Annual and Extraordinary Shareholders' Meeting to be held on May 12, 2005

Agenda: Approval of the 2004 financial statements; distribution of a dividend of €1.80 per share, to be paid as from May 17, 2005; membership of the Board of Directors, with the proposed election of two new Directors (Jérôme Gallot and Serge Weinberg) and re-election of two existing members (Henri Lachmann and René Barbier de La Serre); renewal of certain financial authorizations (to buy back shares, issue shares with or without pre-emptive subscription rights, etc.); and approval of a resolution to grant shares without consideration to corporate officers and employees.

To attend the meeting, send your request along with proof from your bank or broker that your shares have been placed in a blocked account to Société Générale, BP 81236, 44312 Nantes Cedex 3, France by May 9, 2005. Registered shareholders must simply show valid ID on the day of the meeting to attend.



SCHNEIDER ELECTRIC SA
43-45 boulevard Franklin Roosevelt
92500 Rueil-Malmaison, France
Incorporated in France with limited liability and issued capital of €1,809,553,416
Registered in Nanterre B 542 048 574

Design and printing: P. Brunet, Schneider Electric - Michel Jeanne - Puzzle - Photo credits: Schneider Electric photo library, X.